UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2005

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: April 5, 2005

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April 5, 2005

CAMTEK REPORTS PRELIMINARY INFORMATION
ON REVENUES FOR THE FIRST AND SECOND QUARTERS OF 2005

First Quarter’s Revenue Range: $8.5 to $9 Million

Expects Second Quarter’s Revenues to Return to the $16-18 Million Level

MIGDAL HA’EMEK, Israel, April 5th – Camtek Ltd. (Nasdaq: CAMT) reported today that it expects to report revenues of between $8.5 and $9 million for the first quarter of 2005. The Company anticipates a stronger performance during the rest of the year; the second quarter is already expected to show a recovery with revenues between $16 and $18 million.

Camtek will report its financial results for the first quarter during the third week of May 2005.

Rafi Amit, Camtek’s CEO, commented: “Our first quarter decline in sales was due to a flattening in the demand for production capacity. After a year of exceptional growth in capacity, our customers delayed their purchasing decisions until the very end of the quarter. In fact, we received many of the orders in the first quarter during March, after the Chinese New Year and the major trade show in Shanghai, where our newest models have raised significant interest.”

Rafi Amit continued, “We believe that the flattening in capacity build-up was short-term, and in the second quarter, we have already seen strong indications that our customers are again accelerating their purchase decisions and the demand for production capacity is strengthening. Over the past few weeks, we have seen a significant increase in orders. Therefore, we expect to recognize second quarter revenues of between $16 and $18 million, with revenues growing over the rest of the year.”

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny@gk-biz.com
mosheamit@camtek.co.il		ehud@gk-biz.com

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